EXHIBIT 12.1

PALM, INC.

COMPUTATION OF RATIO OF EARNINGS AVAILABLE TO COVER FIXED CHARGES

(in thousands except ratio amounts)

	Fiscal Year Ended					Nine Months Ended
	May 25, 1997	May 31, 1998	May 28, 1999	June 2, 2000	June 1, 2001	March 2, 2001	March 1, 2002
Income (loss) before income taxes	$(14,208)	$6,405	$48,116	$77,813	$(524,191)	$68,458	$(80,428)
Total fixed charges	1,331	1,143	2,258	4,475	10,586	6,203	12,129

Total income (loss) before fixed charges	$(12,697)	$7,548	$50,374	$82,288	$(513,605)	$74,661	$(68,299)

Interest expense	$—	$—	$—	$11	$913	$273	$1,129
Amortization of borrowing expenses	—	—	—	—	—	—	1,401
Interest attributable to rentals	1,331	1,143	2,258	4,464	9,673	5,930	9,599

Total fixed charges	$1,331	$1,143	$2,258	$4,475	$10,586	$6,203	$12,129

Ratio of earnings available to cover fixed charges	—	6.60	22.31	18.39	—	12.04	—

For the purpose of calculating this ratio, earnings consist of our income (loss) before income taxes plus fixed charges. Fixed charges include interest on indebtedness, amortization of borrowing expenses and the portion of rental expense under operating leases deemed by us to be representative of the interest factor. The deficiency of earnings to cover fixed charges for the years ended May 25, 1997 and June 1, 2001 and for the nine months ended March 1, 2002 was $15,359,000, $534,777,000 and $92,557,000, respectively.